UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Yumanity Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98872L102

(CUSIP Number)

N. Anthony Coles

Yumanity Therapeutics, Inc.

40 Guest Street, Suite 4410

Boston, MA 02135

(617) 409-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2020

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98872L102

(1)	Name of Reporting Persons: N. Anthony Coles
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 780,506
	(8)	Shared Voting Power 52,669
	(9)	Sole Dispositive Power 780,506
	(10)	Shared Dispositive Power 52,669

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 833,175 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.2% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)

Consists of the following securities: (i) 689,890 shares of Common Stock held directly, (ii) 84,578 options granted to the Reporting Person to purchase Common Stock that are currently exercisable, (iii) 6,038 warrants issued to the Reporting Person to purchase Common Stock that are currently exercisable and (iv) 52,669 shares held indirectly through the Coles 2016 Irrevocable Trust. Dr. Coles has the sole power to vote or direct the vote, and to dispose or direct the disposition of, the 780,506 securities that are held directly. Dr. Coles has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 52,669 shares of Common Stock held indirectly through the Coles 2016 Irrevocable Trust.

2.

The percentage reported in item 13 is based upon 10,094,783 shares of Common Stock of the Issuer outstanding as reported in the Issuer’s Current report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2020, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 98872L102

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of Yumanity Therapeutics, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 40 Guest Street, Suite 4410, Boston, Massachusetts 02135.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by N. Anthony Coles (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Yumanity Therapeutics, Inc., 40 Guest Street, Suite 4410, Boston, Massachusetts 02135.

(c) The principal occupation and employment of the Reporting Person is the chief executive officer of Cerevel Therapeutics and the Executive Chair of the Issuer. The principal business address of Cerevel Therapeutics is 222 Jacobs Street, Suite 200, Cambridge, MA 02141. The principal business address of the Issuer is Yumanity Therapeutics, Inc., 40 Guest Street, Suite 4410, Boston, Massachusetts 02135.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 22, 2020, pursuant to an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), the Issuer (formerly known as Proteostasis Therapeutics, Inc.) completed its previously announced merger with Yumanity, Inc. (formerly known as Yumanity Therapeutics, Inc.), by means of a merger of Pangolin Merger Sub, Inc., a wholly-owned subsidiary of the Issuer with and into Yumanity, Inc., with Yumanity, Inc. surviving such merger as a wholly-owned subsidiary of the Issuer (the “Merger”). In connection with the Merger, and immediately prior to the effective time of the Merger, the Issuer effected a reverse stock split of the Common Stock at a ratio of 1-for-20. As a result of the Merger, each share of common stock of Yumanity, Inc. was converted into the right to receive approximately 0.2108 shares of Common Stock of the Issuer, and each stock option and warrant to purchase shares of common stock of Yumanity, Inc. was converted into a stock option and warrant to purchase approximately 0.2108 shares of Common Stock of the Issuer. Dr. Coles was Executive Chair and stockholder of Yumanity, Inc. and, as such, in the Merger received (i) 689,890 shares of Common Stock, (ii) 84,578 options to purchase Common Stock that are currently exercisable and (iii) 6,038 warrants to purchase Common Stock that are currently exercisable. The Coles 2016 Irrevocable Trust also received 52,669 shares of Common Stock.

The preceding summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Schedule 13D and incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

Dr. Coles was Executive Chair and a stockholder of Yumanity, Inc. and received shares of Common Stock of the Issuer, as well as options and warrants to purchase shares of Common Stock of the Issuer, as a result of the Merger. The Coles 2016 Irrevocable Trust also received shares of Common Stock of the Issuer pursuant to the Merger.

CUSIP No. 98872L102

The Reporting Person from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as described above or in his capacity as Executive Chair of the Issuer, the Reporting Person currently has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the Reporting Person has beneficial ownership of 833,175 shares of Common Stock constituting approximately 8.2% of the shares of Common Stock outstanding.

The percentage is based on 10,094,783 shares of Common Stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2020, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(b) The Reporting Person has sole power to vote or to direct the vote of, and to dispose or direct the disposition of, 780,506 shares of Common Stock beneficially owned by the Reporting Person. The Reporting Person has shared power to vote or direct the vote, and to dispose or direct the disposition of, 52,669 shares of Common Stock beneficially owned by the Reporting Person.

(c) Except for the Merger Agreement and the transactions contemplated therein and described above, the Reporting Person has not effected any transaction in the Issuer’s shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth, or incorporated by reference, in Items 3 through 5 above is hereby incorporated by this reference in this Item 6. The Reporting Person is also the Executive Chair of the Issuer’s board of directors and he is also an executive officer of the Issuer. Accordingly, the Reporting Person may have the ability to affect and influence control of the Issuer.

Warrant

As a result of the Merger, the Issuer assumed that certain Common Unit Warrant issued to the Reporting Person on August 14, 2015 (the “Warrant”), and the Warrant became exercisable for 6,038 shares of the Issuer’s Common Stock at an exercise price of $24.05 per share. The foregoing summary of the Warrant does not purport to be complete and is qualified in its entirety by reference to the Warrant, which is filed as Exhibit 10.1 to this Schedule 13D and incorporated herein by reference.

CUSIP No. 98872L102

Options

As a result of the Merger, the Issuer assumed certain stock options of the Reporting Person which became (i) a stock option to purchase 72,496 shares of Common Stock of the Issuer, at an exercise price of $8.16 per share and (ii) a stock option to purchase 12,082 shares of Common Stock of the Issuer, at an exercise price of $8.16 per share.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into a lock-up agreement with the Issuer (the “Lock-up Agreement”), pursuant to which the Reporting Person has agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of the Issuer’s Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and options, from the closing of the Merger until 180 days from the closing date of the Merger. The foregoing summary of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is filed as Exhibit 2.2 to this Schedule 13D and incorporated herein by reference.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

2.1	Agreement and Plan of Merger and Reorganization, dated as of August 22, 2020, by and among the Issuer, Pangolin Merger Sub, Inc., Yumanity, Inc. (formerly Yumanity Therapeutics, Inc.) and Yumanity Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on August 24, 2020).

2.2.	Form of Lock-Up Agreement, dated August 22, 2020 (incorporated by reference to Exhibit 2.6 to the Current Report on Form 8-K filed by the Issuer on August 24, 2020).

10.1.	Common Unit Warrant issued to N. Anthony Coles on August 14, 2015 (incorporated by reference to Exhibit 10.31 on Form S-4 filed by the Issuer on September 23, 2020).

CUSIP No. 98872L102

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2021

By:	/s/ N. Anthony Coles
Name:	N. Anthony Coles